As filed with the Securities and Exchange Commission on March 29, 2022.

Registration No. 333-259800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pivotal Holdings Corp

(Exact name of registrant as specified in its charter)

British Virgin Islands	7372	98-1614508
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

+97142241293

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mostafa Kandil Youssef Salem Swvl Inc. The Offices 4, One Central Dubai World Trade Centre Dubai, UAE +97142241293	O. Keith Hallam Nicholas A. Dorsey C. Daniel Haaren Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000	Victoria Grace Queen’s Gambit Growth Capital 55 Hudson Yards, 44th Floor New York, NY 10001 (917) 907-4618	Brenda Lenahan E. Ramey Layne Vinson & Elkins L.L.P. 1114 Avenue of the Americas 32nd Floor New York, NY 10036 (212) 237-0000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed Business Combination described in the included proxy statement/prospectus have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to Pivotal Holdings Corp’s (“Holdings”) Registration Statement on Form F-4 (Registration No. 333-259800) originally filed with the Securities and Exchange Commission on September 27, 2021, as amended by Amendment No. 1 filed September 30, 2021, Amendment No. 2 filed November 15, 2021, Amendment No. 3 filed December 23, 2021, Amendment No. 4 filed February 1, 2022, Amendment No. 5 filed March 3, 2022, Amendment No. 6 filed March 8, 2022 and Amendment No. 7 filed March 11, 2022 (the “Registration Statement”), is being filed for the sole purpose of amending the exhibit index to include Exhibit No. 99.11 filed herewith, which contains the consent of Gbenga Oyebode to be named as a director, whose appointment to the board of directors is more fully described in Prospectus Supplement No. 3, dated March 29, 2022, which updates the proxy statement/prospectus dated March 15, 2022. Accordingly, this Amendment consists only of the cover page, this explanatory note, Part II of the Registration Statement, the signature page to the Registration Statement and Exhibit 99.11 filed herewith. The proxy statement/prospectus contained in the Registration Statement is unchanged and has been omitted. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Subject to the provisions of the BVI Companies Act, the Holdings Public Company Articles provide that Holdings may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

a)

is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director or officer of Holdings; or

b)	is or was, at the request of Holdings, serving as a director or officer of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

Pursuant to the BVI Companies Act, the indemnity applies only to a person who has acted honestly and in good faith and in what he believed to be the best interests of Holdings and, in the case of criminal proceedings, provided the person had no reasonable cause to believe that his conduct was unlawful. Holdings shall not indemnify a person who has not so acted, and any indemnity given to such a person is void and of no effect.

The termination of any proceedings by any judgement, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of Holdings or that the person had reasonable cause to believe that his conduct was unlawful.

Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by Holdings in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by Holdings in accordance with the Holdings Public Company Articles.

Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by Holdings in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by Holdings in accordance with the Holdings Public Company Articles and upon such other terms and conditions, if any, as Holdings deems appropriate.

The indemnification and advancement of expenses provided by, or granted pursuant to, the Articles of Association is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, resolution of members, resolution of disinterested directors or otherwise, both as to acting in the person’s official capacity and as to acting in another capacity while serving as a director of Holdings.

Holdings may purchase and maintain insurance in relation to any person who is or was a director of Holdings, or who at the request of Holdings is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not Holdings has or would have had the power to indemnify the person against the liability under the Holdings Public Company Articles.

Holdings intends to enter into indemnification agreements with its directors and executive officers, pursuant to which Holdings will agree to indemnify each such person in connection with threatened, pending or completed actions, suits or proceedings to which such person has been made a party or in which such person becomes involved by reason of the fact that he is or was a director or officer of Holdings.

In addition, Holdings intends to maintain standard policies of insurance under which coverage is provided to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to Holdings with respect to payments which may be made by Holdings to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits:

Exhibit Number	Exhibit Description

2.1* †	Business Combination Agreement, dated July 28, 2021 by and among SPAC, Swvl, Holdings, Cayman Merger Sub, and BVI Merger Sub (attached as Annex A-1 to the proxy statement/prospectus).

2.2* †	First Amendment to the Business Combination Agreement, dated January 31, 2022, by and among SPAC, Swvl, Holdings, Cayman Merger Sub and BVI Merger Sub (attached as Annex A-2 to the proxy statement/prospectus).

2.3* †	Second Amendment to the Business Combination Agreement, dated March 3, 2022 by and among SPAC Svwl, Holdings, Cayman Merger Sub and BVI Merger Sub (attached as Annex A-3 to the proxy statement/prospectus).

3.1*	Memorandum and Articles of Association of Holdings.

3.2*	Form of Amended and Restated Memorandum and Articles of Holdings (to be effective at the SPAC Merger) (attached as Annex C to the proxy statement/prospectus).

3.3*	Form of Second Amended and Restated Memorandum and Articles of Association of Holdings (to be effective as soon as possible following the Company Merger) (attached as Annex D to the proxy statement/prospectus).

4.1*	Specimen Holdings Units Certificate.

4.2*	Specimen Holdings Common Share A Certificate.

4.3*	Specimen Holdings Warrant Certificate.

4.4*	Specimen Swvl Holdings Common Share A Certificate.

4.5*	Specimen Swvl Holdings Warrant Certificate.

5.1*	Opinion of Maples and Calder with respect to the legality of the Holdings Units, Holdings Common Shares A and Holdings Warrants being registered.

5.2*	Opinion of Cravath, Swaine & Moore LLP with respect to the legality of the Holdings Warrants being registered.

Exhibit Number	Exhibit Description

8.1*	Opinion of Vinson & Elkins L.L.P. regarding certain U.S. tax matters.

10.1	Form of Swvl Transaction Support Agreement (filed with SPAC’s Current Report on Form 8-K (File No. 001-39908) filed with the SEC on July 28, 2021).

10.2*	Form of SPAC Shareholder Support Agreements.

10.3	Holdings Shareholders’ Agreement, dated as of July 28, 2021, by and among Holdings, the Sponsor and certain shareholders of Holdings (filed with SPAC’s Current Report on Form 8-K (File No. 001-39908) filed with the SEC on July 28, 2021).

10.4	Registration Rights Agreement, dated July 28, 2021 by and among Swvl, SPAC, the Sponsor, Holdings and certain shareholders of Swvl (filed with SPAC’s Current Report on Form 8-K (File No. 001-39908) filed with the SEC on July 28, 2021).

10.5	Form of Lock-Up Agreement (filed with SPAC’s Current Report on Form 8-K (File No. 001-39908) filed with the SEC on July 28, 2021).

10.6	Sponsor Agreement, dated July 28, 2021, by and among Swvl, SPAC and the Sponsor (filed with SPAC’s Current Report on Form 8-K (File No. 001-39908) filed with the SEC on July 28, 2021).

10.7*	Form of Swvl Exchangeable Note.

10.8* †	Agreement for the Sale and Purchase of Shares of Shotl Transportation, S.L., dated as of August 18, 2021, by and among Swvl Global FZE, Swvl, Marfina, S.L., Camina Lab, S.L., Mr. Osvald Martret Martinez and Mr. Gerard Martret Martinez.

10.9* ††	Form of Holdings Omnibus Incentive Plan.

10.10* ††	Employment Agreement, dated July 28, 2021, by and among Mostafa Kandil, Holdings and Swvl Global FZE.

10.11* ††	Employment Agreement, dated May 30, 2021, by and between Swvl Global FZE and Youssef Salem.

10.12* ††	Swvl 2019 Share Option Plan.

10.13* ††	Amendment to the Swvl 2019 Share Option Plan, dated July 28, 2021.

10.14* ††	Form of Award Agreement to the Swvl 2019 Share Option Plan.

10.15	Warrant Agreement, dated January 19, 2021, between SPAC and Continental Stock Transfer & Trust Company, as warrant agent (filed with SPAC’s Current Report on Form 8-K (File No. 00139908) filed with the SEC on January 25, 2021).

10.16*	Form of Assignment, Assumption and Amendment Agreement by and among SPAC, Holdings and Continental Stock Transfer & Trust Company.

10.17*	Interim Management Agreement, dated November 10, 2021, by and among Swvl Jordan, Swvl Inc. and the individual holder of the shares of Swvl Jordan.

21.1*	Subsidiaries of Holdings.

23.1*	Consent of Grant Thornton Audit and Accounting Limited (Dubai Branch).

23.2*	Consent of WithumSmith+Brown, PC.

23.3*	Consent of Maples and Calder (included in Exhibit 5.1).

23.4*	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.2).

23.5*	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1).

99.1*	Proxy Card for SPAC Shareholders’ Meeting.

99.2*	Consent of Guggenheim Securities, LLC.

99.3*	Consent of Esther Dyson to be named as a director.

99.4*	Consent of Lone Fo/nss Schro/ der to be named as a director.

99.5*	Consent of Victoria Grace to be named as a director.

99.6*	Consent of W. Steve Albrecht to be named as a director.

99.7*	Consent of Dany Farha to be named as a director.

Exhibit Number	Exhibit Description

99.8*	Consent of Bjorn von Sivers to be named as a director.

99.9*	Consent of Ahmed Sabbah to be named as a director.

99.10*	Item 8.A.4 Representation Letter

99.11	Consent of Gbenga Oyebode to be named as a director.

107*	Filing Fee Table.

*	Previously filed.
†	Schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
††	Indicates a management contract or compensatory plan.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and shall be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, shall be filed as a part of an amendment to the registration statement and shall not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dubai, on March 29, 2022.

PIVOTAL HOLDINGS CORP

By:	/s/ Mostafa Kandil
Name: Title:	Mostafa Kandil Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on March 29, 2022.

Signature	Title

/s/ Mostafa Kandil	Chief Executive Officer and Director
Mostafa Kandil	(Principal Executive Officer)
/s/ Youssef Salem	Chief Financial Officer and Director
Youssef Salem	(Principal Financial Officer and Principal Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative of Pivotal Holdings Corp in the United States, has signed the registration statement in the City of New York, State of New York on March 29, 2022.

COGENCY GLOBAL INC.

By:	/s/ Colleen A. De Vries
Name: Title:	Colleen A. De Vries Senior Vice-President on behalf of Cogency Global Inc.